Cybin Reports Fiscal Year 2025 Financial Results and Recent Business Highlights

- Dosing is underway in the Phase 3 CYB003 PARADIGM program which comprises two 12-week randomized, double-blind, placebo-controlled studies (APPROACH™ and EMBRACE™) and a long-term extension study (EXTEND), with anticipated combined enrollment of approximately 550 patients1 -

- Strengthened commercial preparations and manufacturing capabilities through partnerships with Osmind and Thermo Fisher Scientific, respectively -

- APPROACH expects to enroll 220 participants at approximately 45 clinical sites across the United States1 -

- Initiation of second CYB003 pivotal study EMBRACE and completion of CYB004 Phase 2 study in general anxiety disorder expected around mid-20251 -

- Cash totaled C$135 million as of March 31, 2025 -

This news release constitutes a “designated news release” for the purposes of Cybin’s prospectus supplement dated February 10, 2025, to its short form base shelf prospectus dated August 17, 2023, as amended December 22, 2023, April 8, 2024, and January 6, 2025.

TORONTO, CANADA – June 30, 2025 – Cybin Inc. (NYSE American:CYBN) (Cboe Canada CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, today reported audited financial results for its fiscal year ended March 31, 2025, and recent business highlights.

“During the past 12 months, we have continued to focus on building out the strong foundation that underpins the clinical and regulatory milestones we anticipate in the coming year,” said Doug Drysdale, Chief Executive Officer of Cybin. “Heartened by U.S. Food and Drug Administration Commissioner Dr. Martin Makary’s recent comments in support of prioritizing this innovative scientific work, as well as the burgeoning government and media attention the field is receiving, we remain steadfastly committed to advancing our two lead programs, CYB003 and CYB004, toward potential approval and commercialization.”

“Developing novel therapies to address the unmet need in mental health care requires dedication, scientific rigor, and the integration of expertise across domains. To help us accelerate our clinical goals, we have entered into several strategic collaborations, including with Osmind and Thermo Fisher Scientific, and have formed strategic partnership agreements among our clinical trial sites. In this way, we leverage the competencies, resources, and infrastructures of these key stakeholders with a goal of expediting the development pathway. Cybin's lead clinical programs – CYB003, our Phase 3 pivotal program for the adjunctive treatment of major depressive disorder, and CYB004, our Phase 2 program in generalized anxiety disorder – continue to advance, and we look forward to sharing future updates.”

Recent Business and Pipeline Highlights:

Announced additional strategic clinical site partnerships (“SPAs”) to support PARADIGM. The SPAs are designed to facilitate collaboration among sites, cultivate long-term partnerships, enhance efficiency in trial operations, and improve overall site performance.

Engaged Thermo Fisher Scientific, a world-class manufacturing partner, to provide U.S.-based manufacturing for the CYB003 program. Thermo Fisher Scientific offers leading Contract Development and Manufacturing Organization services and has a successful track record across the manufacturing spectrum. Cybin broadened its existing strong relationship with Thermo Fisher Scientific to include the development of both the drug substance and drug product capsules for CYB003. Cybin has engaged Thermo Fisher Scientific as its manufacturing partner in the United States, including partnering with Thermo Fisher Scientific’s pharma services sites in Florence, South Carolina, for Phase 3 clinical supply and future commercialization, and Cincinnati, Ohio, for Phase 3 capsule production.

Partnered with Osmind, a leading service provider to psychiatry practices in the U.S., with the objective of accelerating commercial preparation for clinical-stage pipeline. Osmind advances psychiatry through technology and services to bring innovative mental health treatments to patients in need. Cybin expects to leverage Osmind's 800-clinic network, point-of-care software, and real-world data to support commercial preparation for its clinical-stage pipeline.

Strengthened intellectual property portfolio with two additional U.S. patents in support of lead clinical programs CYB003 and CYB004. To-date, Cybin’s growing intellectual property portfolio comprises more than 90 granted patents and over 230 pending applications. The recently issued patents are as follows:
•U.S. patent 12,291,499 includes pharmaceutical compositions and oral dosage forms within the CYB003 program with expected exclusivity until 2041.

•U.S. patent 12,318,477 is expected to provide exclusivity until 2040 and includes claims to novel formulations of DMT and deuterated isotopologues for intramuscular injection, including CYB004.

Clinical Program Update
CYB003: Summary of Phase 2 12-Month Efficacy Data in MDD Patients
•100% of participants receiving two doses of 16 mg were responders.
•71% of participants receiving two doses of 16 mg were in remission.
•Mean change from baseline in MADRS was approximately -23 points after two 16 mg doses.

CYB004: Phase 2 proof-of-concept study in generalized anxiety disorder (“GAD”) is underway
•The Phase 2 study is a randomized, double-blind study evaluating the safety and efficacy of CYB004 in participants with GAD, with concomitant antidepressant/anxiolytic treatment and co-morbid depression allowed.
•The Phase 2 study is being conducted at sites in the U.S. and is expected to complete around mid-2025.1
Q4 and Fiscal-Year 2025 Financial Highlights

•Cash totaled C$135 million as of March 31, 2025.
•Net loss was C$31 million for the quarter ended March 31, 2025, compared to a net loss of C$21 million in the same period last year.
•Net loss was C$113 million for the year ended March 31, 2025, compared to a net loss of C$78 million in the same period last year.
•Cash-based operating expenses consisting of research, general, and administrative costs totaled C$31 million for the quarter ended March 31, 2025, compared to C$24 million, in the same period last year.
•Cash-based operating expenses consisting of research, general, and administrative costs totaled C$100 million for the year ended March 31, 2025, compared to C$65 million, in the same period last year.
•Cash flows used in operating activities were C$21 million for the quarter ended March 31, 2025, compared to C$21 million in the same period last year.
•Cash flows used in operating activities were C$101 million for the year ended March 31, 2025, compared to C$69 million in the same period last year.

About Cybin

Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With promising proof-of-concept data, Cybin is working to change the mental health treatment landscape through the introduction of intermittent treatments that provide long lasting results. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of major depressive disorder and CYB004, a proprietary deuterated N, N-dimethyltryptamine molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Notes:
1.There is no assurance that timelines will be met. Anticipated timelines regarding the initiation, advancement and results of clinical trials are based on reasonable assumptions informed by current knowledge and information available to the Company. See “Cautionary Notes and Forward-Looking Statements”.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to complete its Phase 2 study for CYB004 around mid-year 2025; the ability of the Company to enroll participants and add additional clinical sites for the PARADIGM program; the Company’s expectation to enroll 220 participants at approximately 45 clinical sites across the United States for the APPROACH study; initiation of EMBRACE study around mid-year 2025; the anticipated approval and commercialization of CYB003 and CYB004; the ability to accelerate commercial preparation of clinical-stage programs through the Company’s partnership with Osmind; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the

Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the year ended March 31, 2025 and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither Cboe Canada, nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com